SEC Mail Processing
Section

FEB 16 2010

Washington, DC
110

10027706

UNI
SECURITIES AND E
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUFHAUSER SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 WEST 56TH STREET
(No. and Street)

NEW YORK	NEW YORK	10019-3841
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE	DEER PARK	NEW YORK	11729
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEITH AUFHUASER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUGHAUSER SECURITIES, INC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lena A Dimino
Notary Public, State of New York
No. 01DI6030099
Qualified in Queens County
Commission Expires Sept 7 2013

K K Aufhauser
Signature

Pres.
Title

Lena A. Dimino
Notary Public

Sworn to before me this 9th day of February 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUFHAUSER SECURITIES INC.

FINANCIAL STATEMENT and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

	Page
Accountants' Report	1
Financial Statements:	
Balance Sheet	2
Statement of Income and Retained Earnings	3
Statement of Cash Flows	4
Statement of Changes in Stockholders' Equity	5
Notes to Financial Statements	6
Supplementary Information:	
Expenses	7
Computation of Net Capital	8
Computation of Basic Net Capital Requirement	9
Reconciliation of audited computation of Net Capital and corresponding Focus Part IIA	10

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

Aufhauser Securities Inc.
New York, New York

Gentlemen:

We have audited the statement of financial condition of Aufhauser Securities Inc. as of December 31, 2009, and he related statements of income and retained earnings, changes in stockholders' equity, and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aufhauser Securities Inc. as of December 31, 2009 and the results of its operations, changes in stockholders' equity and the changes in cash flows for the year then ended, in conformity with generally accepted accounting principles, the rules of the Securities and Exchange Commission, and the rules of the Public Company Accounting Oversight Board.

Also, we have examined the supplementary schedules on page 8 to 10 and, in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY, C.P.A.
Certified Public Accountant
Deer Park, New York
February 2, 2010

AUFHAUSER SECURITIES INC.

BALANCE SHEET

DECEMBER 31, 2009

ASSETS

Current Assets:	
Cash and Cash Equivalents	$ 1,803,049
Due from Broker	255,753
	$2,058,802

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Due to Broker	$ 5,136
Taxes Payable	12,648
Accrued Expenses	635,595
Total Liabilities	653,379
Stockholders' Equity:	
Common Stock - no par value: 200 shares authorized, 70 shares issued and outstanding	30,000
Paid-In Capital	480,000
Retained Earnings	895,423
	1,405,423
	$2,058,802

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF INCOME and RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2009

Revenue:	
Commissions	$3,228,746
Interest Income	16,066
Gain on Sale of Securities	(55,238)
Other Income	83,728
	3,273,302
Expenses	3,225,674
Income before Income Taxes	47,628
Income Taxes:	
Federal Income Tax	6,011
New York State & City	(2,372)
	3,639
Net Income	43,989
Retained Earnings - Beginning of the year	851,434
Retained Earnings - End of the year	$ 895,423

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net Income	$ 43,989
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in due from broker	502,199
Increase (Decrease)in Due to Broker	4,054
(Decrease)Increase in Taxes Payable	(95,740)
Increase(Decrease) in Accrued Expenses	368,602
Net cash used for operating activities	823,104
Net (decrease)in cash	823,104
Cash at beginning of year	979,945
Cash at end of year	$1,803,049

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock	Paid In Capital	Retained Earnings
Balance at January 1, 2009	$ 30,000	$480,000	$851,434
Net Income	-	-	43,989
Balance at December 31, 2009	$ 30,000	$480,000	$895,423

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 – **Nature of Business and Significant Accounting Policies:**

Aufhauser Securities, Inc., (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities transactions and the related commission revenue and expenses are recorded on the trade date. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

The Company has actively traded in stocks and options for its own accounts.

The Company is a market maker.

Income taxes are provided for in the period in which the related transactions enter into the determination of net income.

Securities are carried at market value.

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note 2 – **Net Capital Requirements**:

The Company is subject to the Securities and Exchange Commission and National Futures Association's Uniform Net Capital Rule. Under these rules, the minimum net capital requirement is $250,000. At December 31, 2009 the Company's Net Capital was $1,121,349 in excess of the required Net Capital.

Note 3 – **Contingent Liabilities**:

Under an agreement with its clearing broker
dated July 7, 2005 the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any maintenance call.
-The purchase of customers until actual and complete payment has been received by the clearing broker.

Note 4 - **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

Note 5- **Related Party Transactions**:

The company rents office space from the owner's spouse, and pays payroll and related benefits through an affiliated company.

SUPPLEMENTARY INFORMATION

AUFHAUSER SECURITIES INC.

EXPENSES

YEAR ENDED DECEMBER 31, 2009

Salaries	$1,259,319
Execution	1,245,349
Clearing Charges	347,178
Other Pershing Charges	31,806
Regulatory Fees	28,065
Interest	442
Operations	313,515
	$3,225,674

AUFHAUSER SECURITIES INC.

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2009

1.	Total Ownership Equity	$1,405,423
2.	Less: Non Allowable Assets	-
		1,405,423
3.	Add: Subordinated Liabilities	-
		1,405,423
4.	Less: Haircuts on Securities	34,074
5.	Tentative Net Capital	1,371,349
7.	Net Capital	$1,371,349

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

YEAR ENDED DECEMBER 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum Net Capital required - (6 2/3% Aggregate Indebtedness)	$ 43,580
2.	Minimum Dollar Net Capital Requirement computed in accordance with SEC rules	250,000
3.	Net Capital Requirement	250,000
4.	Net Capital	1,371,349
5.	Excess Net Capital	$1,121,349

COMPUTATION OF AGGREGATE INDEBTEDNESS

6.	Total Liabilities	$ 653,379
7.	Non Aggregate Indebtedness Liabilities	-
		$ 653,379

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2009

Audited Net Capital	$1,371,349
Net Capital per Focus Part IIA	$1,355,066
Difference	$ 16,283
Accounts payable	$ 3,000
Unsecured debits	75
Haircut	(6)
Tax Accrual	(19,352)
	$ (16,283)

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

February 2, 2010

Aufhauser Securities Inc.
New York, New York

Gentlemen:

We have examined the Financial Report of Aufhauser Securities Inc. as required by the Commodities Futures Trading Commission regulations as of December 31, 2009 and have issued a report thereon dated February 2, 2010. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2009 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Regulation 1.16 of the Commodity Exchange Act.

Regulation 1.16 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2009 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 2, 2010

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTNG
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

February 8, 2010

To the Stockholders of Aufhauser Securities Inc
New York, New York

We have examined the financial statements of Aufhauser Securities Inc. as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of December 31, 2009 and have issued a report thereon dated February 2, 2010. In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of Aufhauser Securities Inc. for the year ended December 31, 2009. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period April 1, 2009, to December 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Aufhauser Securities Inc.taken as a whole.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York